UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 – 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

For immediate release

April 16, 2015

METHANEX CORPORATION – NOTICE OF AMENDMENT TO ADVANCE NOTICE PROVISION BY-LAW 5

Methanex Corporation announced today that its board of directors has approved amendments to the advance notice provisions included in By-Law No. 5. The By-Law had previously been published in the company’s Information Circular dated March 7, 2015 (the “Circular”). The amended By-Law and shareholder resolution to confirm the By-Law will be placed before shareholders for approval at Methanex’s annual general and special meeting of shareholders to be held on April 30, 2015 (the “Meeting”).

The By-Law amendment addresses recent comments from proxy advisory firms. The amendment will consist of the deletion of paragraph 27 of the By-Law, which would have otherwise permitted Methanex to require the nominating shareholder to furnish such additional information as Methanex reasonably requested regarding the eligibility, independence or qualifications of a proposed nominee. Methanex believes that the specific information enumerated in paragraph 26 of By-Law No. 5 will provide shareholders with sufficient information regarding any proposed nominee to make an informed decision.

Shareholders are encouraged to review the Circular which provides a detailed discussion of the matters to be considered at the Meeting. The Circular is available under the Company’s SEDAR profile at www.sedar.com.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 16, 2015	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: Vice President, Legal Assistant General Counsel & Corporate Secretary